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                     PERSONAL TRADING POLICY/CODE OF ETHICS
                                NOVEMBER 22, 1999


     A. Personal investments: An employee should consider himself the beneficial owner of those securities held by him, his spouse, his minor children, a relative who shares his house, or persons by reason of any contract, arrangement, understanding or relationship that provides him with sole or shared voting or investment power.

     B. Employees are barred from purchasing any securities (to include Common Stock and related Options, Convertible securities, Options, or Futures on Indexes) in which the firm has either a long or short position. If an employee owns a position in any security, he must get written pre-clearance from the Chairman or President to add to or sell the position. ALL SECURITY TRANSACTIONS (BUY OR SELL) REQUIRE WRITTEN CLEARANCE IN ADVANCE. Approval is good for 48 hours; if a trade has not been executed, subsequent approvals are necessary until the trade is executed.

     C. Employees may not purchase initial public offerings. Private placements/Limited partnerships require pre-clearance. Mutual Fund holdings are excluded from pre-clearance and reporting. IRA's, and Rollover IRA's that are self-directed (i.e. stocks or bonds, not mutual funds), and ESOP's (Employee stock ownership plans) require pre-clearance.

     D. 48-hour blackout period: individuals may not purchase/sell securities (or similar securities) with in the 24 hours prior or following client transactions. Proprietary partnerships may purchase the same or similar securities within the black out period, if the partnership trades with the block or after other clients. Where it is beneficial to client accounts, they should be blocked with the partnership account. The Exception committee (the Chairman, President, Chief Operating Officer, and Director of Compliance) must approve exceptions.

     E. Short Term Trading Rule - Employees may not take profits in any security in less than 60 days (includes Options, Convertibles and Futures). If an individual must trade with in this period, the Exception committee must approve it. The proprietary partnerships may take profits in less than 60 days. The closing of positions at a loss is not prohibited. Options that are out of the money may be exercised in less than 60 days.

     F. Reporting: Consistent with the requirements of the Investment Advisers Act of 1940 Rule 204-2 (a)(2) and (a)(3) and with the provisions of Rule 17j-1 of the Investment Company Act of 1940 all employees must submit duplicate statements/disclosures within 10 days following the calendar quarter. Brokerage, IRA's, Rollover IRA's (which are self-directed), ESOP's, private placement and limited partnerships must all be reported as personal trading.

     G. Violation of the Personal Investments/Code of Ethics policy may result in disciplinary action, up to and including termination of employment.